Exhibit 21

List of Significant Subsidiaries

Name of Significant Subsidiary	State or Other Jurisdiction of Incorporation or Organization of each such Significant Subsidiary, and Names (if any) under which Each such Significant Subsidiary does Business
STAAR Surgical AG	Switzerland
Canon STAAR	Japan
Domilens	Germany